Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

212-450-4779

November 7, 2005

VIA EDGAR SUBMISSION AND COURIER

Re:	Administradora de Fondos de Pensiones Provida S.A. Form 20-F for
the fiscal year ended December 31, 2004 (File No. 1-13406)

Mr. Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Wyman:

          On behalf of Administradora de Fondos de Pensiones Provida S.A. (“Provida”), this will acknowledge receipt of the Staff’s comment letter dated September 16, 2005, regarding the above captioned annual report on Form 20-F. Provida received the foregoing letter on November 2, 2005, and is preparing appropriate responses. Provida expects to file its response with the Commission during the week of January 16, 2005.

Very truly yours,

/s/ Andrés V. Gil

Andrés V. Gil